Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(in millions)	2017		2016		2015		2014		2013
Income before income taxes	$5,277		$4,460		$4,602		$4,395		$3,973
Less: Net income (loss) attributable to noncontrolling interests(1)	37		(2)		7		(30)		19
Pre-tax income attributable to BlackRock, Inc.	5,240		4,462		4,595		4,425		3,954
Add: Fixed charges	247		253		261		254		258
Distributions of earnings from equity method investees	35		31		41		57		80
Less: (Losses) earnings from equity method investees	122		113		91		158		158
Pre-tax income before fixed charges	$5,400		$4,633		$4,806		$4,578		$4,134
Fixed charges:
Interest expense	$191		$205		$204		$232		$211
Interest expense on uncertain tax positions(2)	12		3		12		(22)		3
Portion of rent representative of interest(3)	44		45		45		44		44
Total fixed charges	$247		$253		$261		$254		$258
Ratio of earnings to fixed charges	21.9	x	18.3	x	18.4	x	18.0	x	16.0	x
(1)	Amount includes redeemable and nonredeemable noncontrolling interests.
(2)	Interest expense on uncertain tax positions has been recorded within income tax expense on the consolidated statements of income.
(3)	The portion of rent representative of interest is calculated as one third of the total rent expense.